Crucell N.V.

Archimedesweg 4 – 6

2333 CN Leiden

The Netherlands

December 21, 2007

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

United States

Re: Crucell N.V. (“Crucell” or the “Company”) Annual Report on Form 20-F

for the Fiscal Year Ended December 31, 2006 (File No. 000-30962)

Dear Mr. Rosenberg:

We have received the letter dated November 21, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our outside counsel’s response letter dated October 11, 2007 to the Staff’s letter of August 24, 2007, requesting supplemental information with respect to Crucell’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (the “2006 Annual Report”) filed by Crucell with the Commission on June 13, 2007. This letter contains the Company’s response to the request for information.

For convenience, we have reproduced the Staff’s comment and provided our responses immediately below.

Item 5. Operating and Financial Review and Prospects, page 61

Critical accounting policies, page 62

Impairment reviews of property, plant and equipment, intangible assets and goodwill, page 65

We acknowledge your response to our prior comment three. Please tell us how the market value of the buildings was determined at the acquisition date including the assumptions that were made in that determination. In addition, please tell us what consideration was given to recording an adjustment to the purchase price allocation in accordance with paragraph 62 of IFRS 3 as the change in fair value was within a twelve month period from the acquisition date.

Response

Determination of fair value at the acquisition date1

The fair value of the buildings2 was determined at the moment of purchase price allocation based on third-party documentation estimating the buildings’ value, the views of real estate

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1 In this letter, we use the terms “fair value” and “market value” interchangeably.
2 The plant and equipment contained in the buildings was valued along with the buildings, based on an assessment of the replacement cost and the useful life for the plant and equipment. Please see note 3.1 (Acquisition of Berna Biotech AG) and note 5.6 (Property, Plant and Equipment) of the 2006 Annual Report.

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valuation specialists employed by the external party that carried out the purchase price allocation and Crucell management’s view that the buildings could continue to be used indefinitely.

In September 2005, Berna Biotech AG (“Berna”), who owned the buildings at that time, engaged an external property valuer to prepare a valuation report on the estimated market value of all of Berna’s buildings, excluding their plant and equipment. The valuer applied the static income capitalization valuation approach. The total fair value of all of Berna’s buildings at the time of the report, including the two buildings that were impaired at year-end 2006, was estimated to be EUR 49.7 million, compared to Berna’s carrying value at the time of EUR 44.6 million. In addition, Crucell’s management had access to Berna’s accounts, which set out the carrying value for its buildings.

As part of the purchase price allocation, real estate valuation specialists employed by the external party that carried out the purchase price allocation reviewed the September 2005 external valuation report. The review was carried out under the assumption that these two facilities would be used for an indefinite time. This assumption was based on Crucell’s management’s belief that these two buildings could be used in alternative manufacturing or research and development programs or sold or leased to third parties for an amount at least equal to their carrying value. The real estate valuation specialists believed the fair value estimate contained in the September 2005 valuation report was at the high end of the range, but otherwise acceptable. Based on this expert assessment, Crucell decided not to revaluate the carrying amount of any of Berna’s buildings, including these two.

Consideration of IFRS 3.62

Crucell considered the guidance in IFRS 3.62, which stipulates that fair values can be adjusted up to one year after the acquisition date if the initial accounting can only be determined provisionally by the end of the period in which the business combination is effected. Crucell determined this paragraph was not applicable because the assigned values for these buildings had not been determined on a provisional basis at the end of the period in which the business combination was effected. Assigning fair values to the assets and liabilities acquired in a business combination inherently requires the use of estimates. However, later revision of these estimates does not necessarily indicate the initial accounting determination was provisional. In this case, the date of acquisition was February 22, 2006, and the purchase price allocation was finalized in our June 30, 2006 reporting. Management did revise its assumption that the buildings were able to be put to alternative uses by January 2007, nearly six months after the purchase price allocation was finalized. As set out in more detail below, Crucell’s management determined that this revision was a new event, which required us to test for impairment, rather than a reconsideration of a provisional purchase price allocation.

One building was used to develop a vaccine candidate called Aerugen, while the second building was used to perform contract manufacturing. The potential cancellation of the Aerugen program was specifically taken into account at the time we acquired Berna. The decision to essentially adopt the value Berna had already placed on the building in the purchase price allocation was based on Management’s belief that, even if the Aerugen development program was suspended or cancelled, the building could be used in the Company’s alternative research and development programs or sold or leased to a third party.

Similarly, the plan to phase out the contract manufacturing in the second building was already known at the time Crucell acquired Berna and the decision to essentially adopt the value Berna had placed on the building in the purchase price allocation was based on Management’s belief that the building could be used to manufacture other vaccines, in alternative research and development programs or sold or leased to a third party.

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In December 2006, management decided to focus the Company’s worldwide R&D activities in Leiden and limit contract manufacturing activities. Consequently, at that time, Crucell had no development program opportunities or contract manufacturing opportunities with characteristics that allowed efficient production in either of the buildings. Crucell still had ongoing discussions with potential buyers, which finally ended at the end of January 2007, without the potential buyers electing to purchase either of the buildings. As of that time, management believed the failure to sell the buildings and the absence of new development programs or contract manufacturing contracts with characteristics that allowed efficient production in either of the buildings were new events that occurred after the final determination of the buildings’ fair values. As such, these new events were not accounted for as adjustments to the initial values in the purchase price allocation, but rather resulted in a test for impairment. In determining the appropriate fair value to use in this impairment analysis, the Company used a “held for sale” model rather than an “in-use” model. The “held for sale” model resulted in a best estimate of nil and therefore, a full write down of the value of the buildings.

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We hope that our responses adequately address the Staff's comments. If the Staff has any questions concerning this letter or requires further assistance, please to not hesitate to contact the undersigned, Mr. Leon Kruimer (ph +31 71 519 9230; fax +31 71 519 9800; email: leon.kruimer@crucell.com).

Leonard Kruimer

/s/ Leon Kruimer

Chief Financial Officer

Crucell N.V.

cc:

Mr. Onno Krap

Mr. Marc Hermans

Crucell N.V.

Mr. Ashar Qureshi

Cleary Gottlieb Steen & Hamilton LLP

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